Exhibit 16.1

August 22, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01a of Form 8-K dated August 22, 2012, of RDA Holding Co. and are in agreement with the statements contained in the first sentence of the first paragraph, second, third, fourth and fifth paragraphs on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP